Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

March 31, 2010

Management’s Discussion and Analysis (“MD&A”)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  Notes to the financial statements on pages 5 to 9 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2010.

Results of Operations – Changes in Net Assets

Net assets increased by $4.2 million or 1% during the three month period ended March 31, 2010 to a total of $456.1 million.  This increase in net assets was attributable to the increase in the gold price during the period.

 Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized income is a nominal percentage of its net assets.  However, the CICA Accounting Guideline 18, requires GoldTrust to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2010 amounted to $4,210,796 ($0.39 per Unit) compared to $10,143,474 ($1.94 per Unit) for the same period in 2009, after deducting expenses of $436,566 (2009: $261,090).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10%  for the three months ended March 31, 2010 compared with 0.14% during the same period in 2009.  For the twelve months ended March 31, 2010, this expense ratio was 0.36% compared to 0.60% for the twelve months ended March 31, 2009.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (in US$)
	Mar. 31/10	Dec. 31/09	Sept. 30/09	Jun. 30/09
Income inclusive of the change in unrealized appreciation of holdings	$4.6	43.7	24.7	8.0
Net income inclusive of the change in unrealized appreciation of holdings	$4.2	43.3	24.4	7.7
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$0.39	3.96	2.23	0.91
Total Net Assets	$456.1	451.9	408.6	384.2

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate interest income primarily to be applied towards expenses.  For the three months ended March 31, 2010, GoldTrust’s cash reserves, including cash equivalents decreased by $603,742 to $6,769,468.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.

Related party information

Please refer to Note 6 commencing on page 6 of this interim report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in both Canadian and U.S. currencies.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated April 29, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.